November 9, 2009

Mr. Mark Webb, Legal Branch Chief
U.S. Securities and Exchange Commission, Mail Stop 4561
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         MB Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 000-24566-01

Dear. Mr. Webb:

This letter is in response to your letter dated October 21, 2009 with respect to the above-referenced Form 10-K filing of MB Financial, Inc. (the “Company”).  Your comments are repeated verbatim below in boldface type for your convenience, and our response is presented below the comment.

1.
We note in your response to our previous comment 2 in our letter dated June 24, 2009 that you have accounted for the purchase of loans and deposits from Heritage Community Bank as a purchase transaction under SFAS 141(R).  We also note that you have recently completed other acquisitions where such disclosures may be applicable.  As such, please revise your future filings to provide all of the disclosures required by SFAS 141(R), including but not limited to:

a.
Disclose the fair value of all assets acquired and liabilities assumed (including the FDIC loss sharing agreement) as required by paragraph 68(i) of SFAS 141(R).  For the purposes of transparency, please provide this disclosure in tabular format.

b.	Revise to disclose the contractual amounts of non-SOP 03-3 loans as required by paragraph 68(h) of SFAS 141(R).

c.	Provide disclosure of the estimated reimbursable amounts under the FDIC agreement for non-SOP 03-3 loans.

If your preliminary accounting is not yet complete and you are unable to provide these disclosures, please disclose the information required by paragraph 72(a) of SFAS 141(R).

Response:

a.
In future filings, we will disclose the fair value of all assets acquired and liabilities assumed, including FDIC loss sharing agreements for acquisitions during the current period as required by Paragraph 68 of SFAS 141(R).  Paragraph 68(i) of SFAS 141(R) requires the following disclosure, “The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.”  We have disclosed the fair value in tabular format in our Form 10-Q for the quarter ended September 30, 2009, in Note 2 to our consolidated financial statements as suggested in paragraph A107 of SFAS 141(R).

b.
In future filings, we will disclose the contractual amounts of non SOP 03-3 loans as required by SFAS 141(R) for acquisitions during the current period.  Paragraph 68(h) of SFAS 141(R) requires the following disclosure, “For acquired receivables not subject to the requirements of AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer:

1)	The fair value of the receivables,
2)	The gross contractual amounts receivable,
3)	The best estimate at the acquisition date of the contractual cash flows not expected to be collected.

The disclosures shall be provided by major class of receivable, such as loans, direct finance leases in accordance with Statement 13, and any other class of receivables.”

We have disclosed the contractual required payments, expected cash flows and fair values of loans acquired from the Heritage Community Bank, InBank, and Corus Bank FDIC assisted transactions in our Form 10-Q for the quarter ended September 30, 2009 in Note 6 to our consolidated financial statements.

c.
In future filings, we will provide disclosure of the estimated reimbursable amounts under the FDIC agreement for both SOP 03-3 and non-SOP 03-3 loans for acquisitions during the current period.  We have included tabular disclosure of estimated reimbursable amounts under the FDIC agreement  related to Heritage Community Bank, the only transaction for which we have a loss-sharing arrangement with the FDIC, in our Form 10-Q for the quarter ended September 30, 2009 in Note 6 to our consolidated financial statements.

Form 10-Q for the fiscal period ended June 30, 2009
Note 5.  Loans, page 10

2.	Please revise your future filings to disclose the amounts of the adjustments made to the assets purchased in the Heritage bank acquisition. Refer to paragraph 72(a)(3) of SFAS 141(R).

Response:

In future filings, we will disclose adjustments made to assets acquired in the Heritage Bank acquisition.  Paragraph 72 (a) requires the following disclosure, “If the initial accounting for a business combination is incomplete for particular assets, liabilities, noncontrolling interests, or items of consideration and the amounts recognized in the financial statements for the business combination thus have been determined only provisionally:  (3) The nature and amount of any measurement period adjustments recognized during the reporting period in accordance with paragraph 55.”

We have included disclosure related to adjustments made to assets acquired in the Heritage Bank acquisition in our Form 10-Q for the quarter ended September 30, 2009 in Note 2 to our consolidated financial statements.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (847) 653-1991.

Very truly yours,

/s/ Jill. E. York
Jill E. York
Chief Financial Officer and Vice President